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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                            ------------------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                              CASTLE & COOKE, INC.
                           (Name of Subject Company)

                              CASTLE & COOKE, INC.
                       (Name of Person Filing Statement)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                   148433105
                     (CUSIP Number of Class of Securities)

                            ------------------------

                                EDWARD C. ROOHAN
                    VICE PRESIDENT, CHIEF FINANCIAL OFFICER
                              CASTLE & COOKE, INC.
                            10900 WILSHIRE BOULEVARD
                             LOS ANGELES, CA 90024
                                 (310) 208-6055
      (Name, Address and Telephone Number of Person Authorized to Receive
      Notice and Communications on Behalf of the Person Filing Statement)

                                    COPY TO:

      ANDREW E. BOGEN, ESQ.                CHARLES F. NIEMETH, ESQ.
   GIBSON, DUNN & CRUTCHER, LLP             O'MELVENY & MYERS, LLP
333 SOUTH GRAND AVENUE, SUITE 4800           153 EAST 53RD STREET
      LOS ANGELES, CA 90071                NEW YORK, NY 10022-4611
          (213) 229-7000                        (212) 326-2000

    / / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

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                                  INTRODUCTION

    This Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") relates to an offer by Castle Acquisition Company, Inc., a Hawaii corporation (the "Purchaser") and a wholly-owned subsidiary of Castle & Cooke Holdings, Inc., a Delaware corporation (the "Parent") and a wholly-owned subsidiary of Flexi-Van Leasing, Inc., a Delaware corporation ("FLX"), which is 100% owned by David H. Murdock, to purchase all of the outstanding shares of Common Stock of Castle & Cooke, Inc., a Hawaii corporation (the "Company").

ITEM 1. SUBJECT COMPANY INFORMATION.

    (a) The name of the subject company is Castle & Cooke, Inc. The address of the principal executive office of the Company is 10900 Wilshire Boulevard, Los Angeles, CA 90024. The telephone number of the Company is (310) 208-3636.

    (b) The title of the class of equity securities to which this Statement relates is the common stock, no par value per share, of the Company (the "Common Stock"). As of May 15, 2000, there were (i) 17,058,883 shares of Common Stock issued and outstanding, (ii) 3,015,764 shares of Common Stock held in the treasury of the Company, (iii) and 1,099,664 shares of Common Stock reserved for issuance under then-current outstanding stock options pursuant to the Company's stock option and incentive plans.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSONS.

    (a) NAME AND ADDRESS. The name, business address and telephone number of the Company, which is the person filing this Statement, are set forth in Item
1(a) above.

    (b) TENDER OFFER. This Statement relates to the cash tender offer by the Purchaser to purchase all issued and outstanding shares of Common Stock (each a "Share" and collectively, the "Shares"), at a purchase price of $18.50 per Share, net to the seller in cash, without interest (the "Offer Price"), as described in the Offer to Purchase on the combined Schedule TO and Schedule 13E-3 (collectively, the "Schedule TO"), and the related Letter of Transmittal of the Purchaser, each dated May 31, 2000 (the terms and conditions of which, together with any supplements thereto, collectively constitute the "Offer"). The Offer is being made by the Purchaser pursuant to the Agreement and Plan of Merger, dated as of May 19, 2000 (the "Merger Agreement"), by and among the Company, FLX, Parent and Purchaser, a copy of which is filed as Exhibit (e)(1) hereto and incorporated herein by reference. Subject to certain terms and conditions of the Merger Agreement, the Purchaser will be merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation (the "Surviving Corporation") and becoming a wholly-owned subsidiary of the Parent. As more fully described in Item 3 below, at the effective time of the Merger (the "Effective Time"), each Share then outstanding (other than Shares held by (i) FLX, or any direct or indirect subsidiary of FLX, including the Parent and the Purchaser, (ii) the Company or any subsidiary of the Company), will be cancelled and converted into the right to receive $18.50 or any higher price per Share paid in the Offer for any reason, including any dissenter's rights of shareholders who did not vote in favor of the Merger Agreement and who comply with all of the relevant provisions of Section 415-81 of the Hawaii Business Corporations Act (the "Merger Consideration").

    The Offer to Purchase, the Letter of Transmittal and copies of the press releases issued by the Company on March 29, 2000, April 12, 2000, May 16, 2000 and May 22, 2000, are filed as Exhibits (a)(1), (a)(2), (a)(5) (a)(6),
(a)(7) and (a)(8) hereto and incorporated herein by reference.

    The principal executive office of FLX is located at 251 Monroe Avenue, Kenilworth, New Jersey 07033. The telephone number of FLX is (908) 276-8000. The principal executive office of Parent is located at 10900 Wilshire Boulevard, Los Angeles, CA 90024. The telephone number of Parent is (310) 208-6055. The principal executive office of Purchaser is located at 10900 Wilshire Boulevard, Los Angeles, California 90024. The telephone number of Purchaser is (310) 208-6055.

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
ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

    (a) Except as described or referred to below, or incorporated by reference, there exists on the date hereof no material contract, arrangement or understanding and no actual or potential conflict of interest between the Company or its affiliates and (i) the Company or its executive officers, directors or affiliates, (ii) Purchaser or its executive officers, directors or affiliates, or (iii) Parent or its executive officers, directors or affiliates.

    (b) The information that appears under the captions "Compensation of Directors," "Security Ownership of Directors and Executive Officers," "Certain Transactions," "Pension Plans," "Compensation of Executive Officers," and "Corporate Compensation and Committee Report to Stockholders" in the Company's definitive proxy statement for its 2000 Annual Meeting of Stockholders is filed as Exhibit (a)(4) hereto and incorporated herein by reference.

THE MERGER AGREEMENT

    The summary of the Merger Agreement and the description of the conditions of the Offer contained in Section 10 of the Offer to Purchase of FLX, Parent and the Purchaser, dated May 31, 2000 and filed as an exhibit to the Schedule TO, which is being mailed to shareholders together with this Statement, are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

CONFIDENTIALITY AGREEMENT

    The Company entered into a confidentiality letter agreement, dated March 29, 2000, between the Company and FLX (the "Confidentiality Agreement"). The Confidentiality Agreement contains customary provisions pursuant to which, among other matters, FLX has agreed, subject to certain exceptions, to keep confidential all nonpublic, confidential or proprietary information concerning the Company which is furnished to FLX by or on behalf of the Company, including certain information about the Company's acquisition opportunities with respect to certain acquisition candidates (the "Confidential Information"), and to use the Confidential Information solely for the purpose of evaluating a possible transaction involving the Company and FLX and will not be used in any way detrimental to the Company. FLX has further agreed that it will disclose the Confidential Information only to (i) its representatives who need to know such information in connection with the Offer and Merger, and (ii) such other persons, disclosure to whom is approved in writing by the Company. Such summary and description are qualified in their entirety by reference to the Confidentiality Agreement, which has been filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

INDEMNIFICATION AGREEMENT

    Pursuant to an indemnification agreement, dated April 11, 2000, among the Company and the members of the Special Committee, the Company agreed to indemnify all of the members of the Special Committee for their service on the Special Committee in connection with the Proposal from FLX or any other resulting transaction. Subject to certain limitations, the Company is obligated to indemnify the Special Committee members from any reasonable expenses incurred by them, and amounts they may be legally obligated to pay, as a result of actual or threatened claim or claims, or any investigation or court or administrative proceeding (whether civil or criminal), arising from the Proposal from FLX or any other resulting transaction. The rights to indemnification provided in the agreement are in addition to any rights provided by law, the Articles of Incorporation and bylaws of the Company, any insurance policy, agreement or otherwise. This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Indemnification Agreement, which has been filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

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ITEM 4. THE SOLICITATION OR RECOMMENDATION.

RECOMMENDATION OF THE BOARD OF DIRECTORS

    The Board of Directors of the Company (the "Board" or the "Board of Directors"), at a meeting held on May 19, 2000, unanimously determined that the terms of the Offer and the Merger are fair to, and in the best interests of, the shareholders of the Company based upon, among other things, the unanimous recommendation and approval of the Special Committee of the Board of Directors (the "Special Committee"). The Special Committee is comprised solely of directors of the Company who have no position with or financial interest in Purchaser, Parent, FLX or their affiliates, except for their positions as Directors and interests as shareholders of the Company. At this meeting, the Board approved the Offer and the Merger and the other transactions contemplated by the Merger Agreement, and approved the Merger Agreement, including approval for purposes of the "interested shareholder" provisions of the Hawaii Business Corporations Act. William D. Dallas, a member of the Special Committee, was unable to participate in the May 19 meetings. He has authorized the Company to state that he agrees and joins in the resolutions of the Special Committee and Board of Directors. THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES IN THE OFFER.

BACKGROUND OF THE OFFER; CONTACTS WITH PARENT

    At a meeting of the Board of Directors of the Company on March 29, 2000, Mr. Murdock stated that he wished to present a proposal, on behalf of FLX, to acquire all of the outstanding stock of the Company (not already owned by FLX) for a price of $17 per share (the "Proposal"). He noted that the offered price represented a premium of 41% to the then-current trading price for the Company's Common Stock on the New York Stock Exchange. Mr. Murdock presented a letter setting forth the proposal as follows:

    "I am pleased to present the following proposal for a transaction whereby Flexi-Van Leasing, Inc. (or another corporation wholly owned by me) would acquire all outstanding shares of common stock of Castle & Cooke, Inc., not already owned by me or my affiliates for $17 per share in cash. This represents a 41% premium over today's closing price of $12.06.

    I believe that my proposal presents an excellent opportunity for Castle & Cooke, Inc.'s shareholders to achieve liquidity for their shares at a significant premium to current market value and at what I believe is a fair price. In addition, I believe that if interest rates continue to rise, the public trading value of real estate companies like Castle & Cooke, Inc. will be adversely affected. I also believe that my familiarity with Castle & Cooke, Inc.'s geographic, regulatory, financial and operating environments makes me particularly well-suited to lead Castle & Cooke, Inc. in addressing the challenges ahead. I am confident that you will conclude that my proposal is fair and in the best interests of Castle & Cooke's public shareholders.

    To facilitate a transaction, I have engaged Deutsche Bank as my financial advisor and Skadden, Arps, Slate, Meagher & Flom LLP and Paul, Hastings, Janofsky & Walker LLP, as my legal advisors to assist me with the proposed transaction. In that regard, Deutsche Bank has issued a "highly confident" letter with respect to the financing necessary to consummate the transaction. I am prepared at the earliest possible time to enter into a binding agreement, which would contain customary terms and conditions for transactions of this type. I am happy to make representatives of Deutsche Bank, Skadden Arps and Paul Hastings available to meet with the Board of Directors to discuss my proposal at your earliest convenience.

    While I am ready to move quickly, I recognize, of course, that the Board of Directors will require some time to evaluate my proposed transaction before it reaches a determination concerning entering into a definitive agreement relating to my proposal. Given my involvement in the proposed transaction, I appreciate that the Board may want to establish a special committee to review my proposed

                                       4
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    transaction, and that such a committee may choose to engage legal counsel and an investment banking firm to assist in its review.

    While I appreciate and respect the Board's need to conduct an appropriate process in evaluating my proposal, I believe that time is of the essence and request that you give this proposal your prompt consideration. Accordingly, I must reserve the right to terminate my proposal if a definitive agreement has not been executed by May 15, 2000. We look forward to your careful consideration of this important proposal and are prepared to work closely with you over the coming weeks."

    The Proposal was promptly publicly disclosed by the Company in a press release and in a filing with the Securities and Exchange Commission (the "Commission").

    Mr. Murdock stated that in view of his financial interest in the Proposal, it would be appropriate for the Board to appoint a special committee to act on behalf of the Board, consisting of those Directors who are not officers or employees of the Company, and who have no financial interest in, or position with, FLX or any of its affiliates (other than their positions as Directors and their ownership of Shares). A Special Committee was appointed consisting of Messrs. Edward Carson, Lodwrick Cook, William Dallas and Edward Hogan, with
Mr. Carson as Chairman. Subject to the limitations of Hawaii law, the Special Committee was authorized to exercise all of the powers of the Board with respect to the Proposal and any transaction that might eventuate therefrom, including the selection and retention of legal counsel and a financial advisor.

    The Special Committee determined to engage Gibson, Dunn & Crutcher, LLP ("GDC") as legal counsel, and to contact several investment banking firms with a view to select one as its financial advisor. Following discussions with representatives of several such firms, the Special Committee selected Bear, Stearns & Co. Inc. ("Bear Stearns"), subject to the negotiation of a mutually satisfactory engagement agreement.

    Following the public disclosure of the Proposal on March 29, 2000, five purported class actions were filed in the Superior Court of Los Angeles County, California and three purported class actions were filed in the Circuit Court of the Second Circuit of the State of Hawaii. The complaints generally allege that the Company's directors breached their fiduciary duties and engaged in self-dealing by failing to maximize the value of the Shares. The complaints further allege that the value of the Shares is materially greater than the amount contained in the Proposal. Each complaint seeks certification of a plaintiff class, declaratory and injunctive relief with respect to the transactions contemplated by the Proposal, unspecified compensatory damages, and attorneys' fees and costs. See "Additional Information--Legal Proceedings Relating to the Offer."

    At a meeting on April 11, 2000, the Special Committee met with its counsel and representatives of Bear Stearns. There was a substantial discussion of the process to be followed by Bear Stearns in considering the fairness of the Proposal and advising the Special Committee as to possible alternatives that it might consider. The Bear Stearns engagement letter was approved and signed. Also at the meeting, the Special Committee was briefed concerning the allegations of certain purported shareholder class actions which had been filed challenging the proposed transaction. See Item 8, "Additional Information--Legal Proceedings Related to the Offer." Thereafter, the Company provided Bear Stearns with full access to senior management and provided Bear Stearns with copies of financial information, projections, plans and information about the Company, its business and its assets for the purposes of helping them assist the Special Committee.

                                       5
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    On April 13, 2000, a group (the "Tisch Group") consisting of four brothers and certain affiliated entities disclosed in a filing with the Commission that it had acquired ownership of approximately 8.6 % of the Shares. The Tisch Group stated in its filing that:

    "The Reporting Persons believe that the Common Stock is worth more than $17 per share and that its value will be recognized by the market in the future. The Reporting Persons may buy additional shares of Common Stock and may sell any shares of Common Stock at any time."

    Except for the foregoing, the Tisch Group stated that it had no plans or proposals for a transaction with the Company. On April 27, 2000, the Tisch Group amended its filing with the Commission to disclose that its percentage ownership of the Shares had increased to approximately 9.6%.

    Following the Tisch Group's filing on April 13, 2000, the Tisch Group was contacted by Bear Stearns, at the Special Committee's request, to indicate the willingness of the Special Committee to consider any information it might wish to provide in addition to that contained in its filing with the Commission. The Bear Stearns representative was advised that the Tisch Group believed it was not the "best buyer" for the Company, and had acquired the Shares owned by it with a view to resale at a profit as the result of an anticipated increased price in the Proposal. However, the Tisch Group stated that if a transaction were approved at a price which is not materially in excess of the $17 offered by FLX, the Tisch Group would have an interest in completing its own review of non-public information concerning the Company and might consider possibly submitting its own proposal for an acquisition of the Company. On May 3, 2000 the Tisch Group telephoned Bear Stearns to reiterate this last point.

    On May 4, 2000, representatives of Bear Stearns and GDC met with certain of the counsel for the shareholder plaintiffs in lawsuits filed to challenge the Proposal, and with appraisal and business valuation advisors retained by them in connection with the litigation. At the meeting, the plaintiffs' counsel and advisors made a presentation of matters which they requested the Special Committee consider in connection with the Proposal. Among other things, they described the analysis conducted by them with respect to valuation of the Company's real estate assets. On the basis of this information, the plaintiffs' advisors stated that the fair value of the Company's principal assets was in excess of book value, and that a fair value in a purchase of the Company should be in the range of approximately $34 to $40 per share. For more information on the valuation presented by the plaintiffs' advisors, see Item 8, "Additional Information--Legal Proceedings Relating to the Offer."

    Later on May 4, 2000, the Special Committee met with counsel and Bear Stearns to consider the results of Bear Stearns' work to date. Representatives of Bear Stearns made a detailed presentation of the preliminary results of their valuation analyses of the Company.

    The Bear Stearns representatives reported that, except for the Tisch Group and one other party, which indicated that it preferred its identity not be disclosed, following public disclosure of the Proposal on March 29, 2000, the Special Committee has not been contacted by any person expressing an interest in receiving non-public information and possibly presenting a competing proposal to acquire the Company. At the Special Committee's request, they had contacted a number of companies to ascertain whether they had an interest in considering a proposal. Those who had responded had indicated either that they had no interest in the Company as a whole, or that while they would consider non-public information concerning the Company if it were made available they were not actively considering such a proposal. There ensued an extensive discussion of the Bear Stearns analyses.

    Among the matters discussed was the difficulty in arriving at a valuation for the Company's property on Lana'i in view of, among other things:

    - the substantial losses incurred in connection with the project since inception;

    - the magnitude of the Company's current carrying value of the project, which currently stands at approximately $230 million;

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    - the need for substantial ongoing cash expenditures to maintain the infrastructure and amenities at Lana'i;

    - projected ongoing losses at Lana'i for the proximate future;

    - regulatory and governmental restrictions which impose significant obstacles to any major changes in the nature of development and operations; and

    - the absence of transactions involving comparable properties, which might serve as a basis of comparison.

The Bear Stearns representatives reported that in view of the difficulties in valuing the Company's property on Lana'i, Bear Stearns was considering the need to obtain a limited evaluation of that property from a qualified real estate appraiser before it could render an opinion as to the fairness of a transaction.

    At the meeting, the representatives of GDC and Bear Stearns reported on their meeting earlier in the day with plaintiffs' counsel in the shareholder lawsuits and the financial advisors engaged on behalf of the plaintiffs.

    Following discussion, the Special Committee invited Mr. Murdock and other representatives of FLX, including Deutsche Bank, to join the meeting and to make a presentation in support of their views concerning valuation. In the discussion which followed, Mr. Murdock stated that FLX was not interested in a sale of its shares of the Company's common stock, and in its capacity as a shareholder would oppose any acquisition of the Company by another party. Following further discussion, the FLX representatives and Mr. Murdock left the meeting.

    The Special Committee then discussed the appropriate response to Mr. Murdock concerning the Proposal. Members of the Special Committee believed that:

    - in view of the substantial premium offered over the trading price for the Shares, a transaction with FLX represented a superior alternative for shareholders of the Company than remaining public;

    - it was unlikely that a credible competing offer for the Company could be obtained at a higher price than could be obtained from FLX; and

    - there was a substantial risk that the Proposal would be withdrawn if agreement for a transaction were not reached by its expiration date.

Accordingly, Mr. Carson was instructed to meet with Mr. Murdock and attempt to reach an understanding with respect to an increased price for a transaction, subject to:

    - completion by Bear Stearns of its consideration and its ability to provide an opinion as to fairness of the consideration from a financial point of view; and

    - negotiation of mutually agreeable terms and conditions in a definitive acquisition agreement, which would not prevent the Special Committee from considering other credible alternative proposals, if received.

Following discussions between Mr. Carson and Mr. Murdock the evening of May 4, 2000, Mr. Murdock and FLX indicated their willingness to offer an increased price of $18.50 per share, subject to the conditions referred to above. During the period May 5 through May 19, 2000, counsel for the Special Committee, in consultation with the Company's general counsel and regular outside counsel, engaged in negotiations with counsel for FLX concerning a definitive agreement for the proposed transaction. Members of the Special Committee were advised of the progress of these negotiations and provided direction to the attorneys.

    On May 12, Bear Stearns advised the Special Committee that they had concluded it would be necessary to obtain a limited appraisal of the Company's property on Lana'i and certain properties on

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Oahu before they would be in a position to render an opinion as to fairness. On
May 15, 2000, the Special Committee met with counsel to review updated information provided by Bear Stearns and those issues which remained unresolved concerning the terms and conditions of the definitive agreement and FLX agreed to extend the Proposal to May 19, 2000. On May 16, 2000 the Company publicly announced the extension. A copy of the press release issued by the Company is filed as Exhibit (a)(7) hereto and incorporated herein by reference.

    On May 19, 2000, the Special Committee met with its counsel and Bear Stearns regarding the results of the limited appraisal of the Company's property on Lana'i and certain properties on Oahu which had been received by Bear Stearns, Bear Stearns' opinion as to the fairness of the proposed transaction and the final terms and conditions of the proposed Merger Agreement. Bear Stearns reported to the Special Committee that it was prepared to render a written opinion to the effect that a price of $18.50 per share is fair to the shareholders of the Company (other than FLX and its affiliates) from a financial point of view. Bear Stearns also reported on its review of various factors, including the limited appraisal and the status of certain updated information. Based upon all of the information it had received, the Special Committee unanimously determined to recommend to the full Board that the Merger Agreement be approved and a recommendation be made to the shareholders to tender all of their Shares in the Offer. Mr. Dallas was unable to participate in the meeting of the Special Committee at which these determinations were made, but has advised the Company of his agreement with the conclusion reached at that meeting.

    Subsequently, the Board considered the report of the Special Committee and unanimously agreed to accept a revised offer from FLX and the Purchaser providing for a purchase price of $18.50 per share, and approved the Merger Agreement. Mr. Dallas was unable to participate in the meeting at which these determinations were made, but has advised the Company of his agreement with the conclusion reached at the meeting.

    On May 22, 2000, each of the Company and FLX publicly announced the execution of the Merger Agreement. A copy of the press release issued by FLX has been filed with the Commission as an exhibit to the Schedule TO of FLX, Parent and Purchaser.

BEAR STEARNS ANALYSIS

    On May 19, 2000, the Special Committee met to review the Offer and the final terms of the Merger Agreement. During this meeting, Bear Stearns orally rendered its opinion, that, as of that date, based upon and subject to the various considerations set forth in the Bear Stearns opinion, the Offer consideration to be received by the shareholders, other than FLX and its affiliates, in the Offer is fair to such shareholders from a financial point of view. The written fairness opinion, dated as of May 19, 2000 (the "Fairness Opinion,") was provided following the meeting.

    The Special Committee retained Bear Stearns to act as its financial advisor in connection with the Offer. Bear Stearns was selected by the Special Committee based on Bear Stearns' qualifications, expertise and reputation. Bear Stearns is an internationally recognized investment banking, advisory and securities firm. Bear Stearns, as part of its investment banking business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate or other purposes. In the ordinary course of its business, Bear Stearns may actively trade the securities and loans of the Company and its affiliates for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities or loans.

    THE FULL TEXT OF THE FAIRNESS OPINION, WHICH SETS FORTH, AMONG OTHER THINGS, THE ASSUMPTIONS MADE, PROCEDURES FOLLOWED, MATTERS CONSIDERED, AND QUALIFICATIONS AND LIMITATIONS ON THE SCOPE OF THE REVIEW UNDERTAKEN BY BEAR STEARNS IN RENDERING THE FAIRNESS OPINION, IS ATTACHED AS EXHIBIT (A)(3) TO THIS DOCUMENT. STOCKHOLDERS ARE URGED TO, AND SHOULD, READ THE FAIRNESS OPINION CAREFULLY AND IN ITS ENTIRETY.

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THE FAIRNESS OPINION WAS DELIVERED TO THE SPECIAL COMMITTEE FOR ITS USE IN
CONNECTION WITH ITS CONSIDERATION OF THE OFFER AND ADDRESSES ONLY, AS OF THE DATE OF THE FAIRNESS OPINION, THE FAIRNESS OF THE OFFER CONSIDERATION FROM A FINANCIAL POINT OF VIEW, TO BE RECEIVED BY THE SHAREHOLDERS OF THE COMPANY, OTHER THAN FLX AND ITS AFFILIATES. THE FAIRNESS OPINION IS NOT INTENDED TO BE, AND DOES NOT CONSTITUTE, A RECOMMENDATION TO THE SPECIAL COMMITTEE OF THE COMPANY. THE FAIRNESS OPINION DOES NOT ADDRESS THE UNDERLYING BUSINESS DECISION OF THE SPECIAL COMMITTEE TO RECOMMEND THE OFFER TO THE SHAREHOLDERS OF THE COMPANY OR THE UNDERLYING BUSINESS DECISION OF THE COMPANY TO ENTER INTO THE MERGER AGREEMENT, THE RELATIVE MERITS OF THE OFFER AS COMPARED TO ANY ALTERNATIVE BUSINESS STRATEGIES THAT MIGHT EXIST FOR THE COMPANY OR THE EFFECTS OF ANY OTHER TRANSACTION IN WHICH THE COMPANY MIGHT ENGAGE. THE SUMMARY OF THE FAIRNESS OPINION SET FORTH IN THIS DOCUMENT IS QUALIFIED BY REFERENCE TO THE FULL TEXT OF THE FAIRNESS OPINION.

    In the course of its review and analyses for rendering the Fairness Opinion, Bear Stearns performed the following:

    - reviewed a draft form of the Agreement dated as of May 18, 2000;

    - reviewed the Company's Annual Reports to Shareholders and Annual Reports on Form 10-K for the years ended December 31, 1997-1999, its Quarterly Report on Form 10-Q for the period ended March 31, 2000 and its Reports on Form 8-K for the three years ended December 31, 1999 and from December 31, 1999 to the date hereof;

    - reviewed certain operating and financial information, including projections for the five years ended December 31, 2004, provided to Bear Stearns by management of the Company relating to the Company's business and prospects;

    - met with certain members of the Company's senior management to discuss the Company's business, operations, historical and projected financial results and future prospects;

    - met with Mr. Murdock and representatives of the financial advisor to FLX, Deutsche Bank Securities Inc., to discuss the Offer and their views as to the Company's business;

    - reviewed a letter dated March 29, 2000 and a draft letter dated May 19, 2000, of Deutsche Bank Securities Inc. regarding the financing of the Offer by FLX;

    - met with attorneys for the plaintiffs in certain lawsuits which have been filed with respect to the Transaction, together with certain consultants and advisors to such counsel;

    - met with the Special Committee and discussed, among other things, the Special Committee's view of the financial projections of the Company furnished to Bear Stearns by the Company's management;

    - reviewed the historical prices, trading multiples and trading volumes of the outstanding shares of the Company;

    - reviewed publicly available financial data, stock market performance data and trading multiples of companies which Bear Stearns deemed generally comparable to the Company;

    - reviewed the terms of recent merger and acquisition transactions which Bear Stearns deemed generally comparable to the Company and the Offer;

    - performed discounted cash flow analyses on the various segments of the business of the Company based on the projections for such segments of the Company furnished to Bear Stearns by the Company;

    - reviewed certain Schedule 13D's and amendments thereto filed with the Securities and Exchange Commission with respect to the Company, including such schedules filed by Mr. Murdock, Tweedy, Browne Company LLC and the Tisch Group;

    - reviewed certain appraisals of real properties owned by the Company or its subsidiaries furnished to Bear Stearns by the Company;

    - reviewed limited appraisals dated May 18, 2000, with respect to the real property owned by the Company and located on the island of Lana'i in the State of Hawaii, and certain real property owned by the Company and located on the island of Oahu in the State of Hawaii, which appraisals were prepared at Bear Stearns' request by The Hallstrom Group Inc., Honolulu, Hawaii;

    - contacted, at the Special Committee's direction, various third parties to determine whether they had any interest in a transaction with the Company;

    - conducted such other studies, analyses, inquiries and investigations as Bear Stearns deemed appropriate.

    In the course of Bear Stearns performing its review and analyses for rendering its opinion, Bear Stearns relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information, including, without limitation, the projections, provided to Bear Stearns by the Company. With respect to Company's projected financial results, Bear Stearns assumed that they have been reasonably prepared based on the best currently available estimates and judgments of the senior management of the Company as to the expected future performance of the Company. Bear Stearns does not assume any responsibility for the independent verification of any such information or of the projections provided to it, and further relied upon the assurances of senior management of the Company that they are unaware of any facts that would make the information and projections provided to Bear Stearns incomplete or misleading. In addition, except for those appraisals referred to herein above, Bear Stearns has not performed or obtained any independent appraisals of the assets or liabilities of the Company, nor been furnished with any such appraisals.

    In preparing the Fairness Opinion, Bear Stearns performed a variety of financial and comparative analyses. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Bear Stearns believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, could create a misleading view of the processes underlying the Fairness Opinion. No company or transaction used in the analysis performed by Bear Stearns as a comparison is identical to the Company or the contemplated transaction. In addition, Bear Stearns may have given various analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions, so that the range of valuation resulting from any particular analysis described below should not be taken to be Bear Stearns' view of the actual value of the Company. In performing its analyses, Bear Stearns made numerous assumptions with respect to industry performance, general business and economic conditions and other matters including, among other things, assumptions relating to the continuation of general levels of economic activity, continued relative stability in the capital markets and the continued viability of the real estate industry in which the Company operates. Bear Stearns realized that many of those assumptions were beyond the control of the Company. The analyses performed by Bear Stearns are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the value of businesses or assets do not purport to be appraisals or necessarily reflect the prices at which businesses or assets may actually be sold. Bear Stearns is not a real estate appraisal firm, and its engagement did not contemplate appraisals of the Company's real estate holdings. The analyses performed were prepared solely as part of Bear Stearns' analysis of the fairness of the consideration to be received by the shareholders of the Company, other than FLX and its affiliates, and were provided to the Special Committee in connection with the delivery of the Fairness Opinion.

    The following is a summary of material analyses performed by Bear Stearns in connection with the preparation of the Fairness Opinion, and reviewed with the Special Committee at a series of meetings culminating in a meeting held on May 19, 2000. In analyzing the Company, Bear Stearns (a) analyzed (i) the Offer premium relative to the Company's Common Stock price, (ii) the historical trading prices of the Company's Common Stock, (iii) the recent performance of the Company's Common Stock compared to that of other companies in the real estate industry and (iv) potential future trading values of the

Company's Common Stock, and (b) separated the Company's businesses into five primary business segments and applied analyses to each segment, which included comparable companies analysis, merger and acquisition comparable transactions analysis, capitalization of stabilized cash flow analysis, discounted cash flow analysis and third party real estate appraisals in select instances. The five segments analyzed were:

    - Mainland Residential

    - Hawaii Residential

    - Mainland Commercial

    - Hawaii Commercial

    - Lana'i

    PREMIUM, HISTORICAL STOCK PRICE AND COMPARATIVE STOCK PRICE ANALYSES

    (a) PREMIUM ANALYSIS. Bear Stearns observed that, based on the proposed transaction price to the public shareholders of $18.50 per share, the following premiums were applicable as of March 29, 2000:

                                                            TRANSACTION PREMIUM
PERIOD PRIOR TO TRANSACTION ANNOUNCEMENT                    BASED ON THE OFFER
----------------------------------------                    -------------------
One-Day Prior.............................................           51%
One-Month Prior...........................................           45
20 Trading Days Average...................................           44
One-Year Average..........................................           31
52-Week High..............................................            4
52-Week Low...............................................           57

    Bear Stearns reviewed publicly available premiums paid in 30 going private transactions between January 1, 1998 and April 24, 2000. Such analysis compared the average premiums paid in each transaction over the 20 day stock price trading average, one day preceding the public announcement of each transaction. Bear Stearns noted that the Offer premium of 44% over the prior 20 trading day average is well above the average 28% premium for the going private transactions reviewed.

    (b) HISTORICAL STOCK PRICE ANALYSIS. Bear Stearns analyzed the prices at which Common Stock traded since December 28, 1995, when the Company was spun off from Dole and the stock began trading on the NYSE, through to March 28, 2000. Bear Stearns noted that the all-time high price for the Common Stock of the Company was $21.38 on July 8, 1998 and the all-time low price for the Common Stock was $11.81 on February 1, 2000. Bear Stearns noted that 52% of Common Stock trades during the latest twelve months preceding the public announcement of the initial offer from FLX, dated March 29, 2000, were for a price below $14.00, 44% were trades for a price between $14.00 to $17.00 and 4% were trades above $17.00 per share.

    (c) COMPARATIVE STOCK PRICE PERFORMANCE. As part of its analyses, Bear Stearns reviewed the recent stock price performance of the Company and compared such performance with that of other companies involved in the commercial property, REIT, lodging, home building and land development industries. Commercial property companies include, Brandywine Realty Trust, Mack Cali Realty Corp., Center Trust Inc., Highwoods Properties Inc., Koger Equity Inc., Kimco Realty Corp., Kranzo Realty Trust, Keystone Property Trust, Corporate Office Properties Trust, Prime Group Realty Trust, Parkway Properties Inc., Pan Pacific Retail Properties Inc. and PS Business Park Inc. REIT companies consist of the Morgan Stanley REIT Index. Lodging companies include, Choice Hotels International Inc., Four Seasons Hotels, Hilton Hotels Corp., Starwood Hotels & Resorts Worldwide Inc., Marriott International Inc. and Prime Hospitality Corp. Home building and land developers include Avatar Holdings Inc, Beazer Homes USA Inc, Catellus Development Corp., Centex Corp., D R Horton Inc., Kaufman & Broad Home Corp, Lennar Corp., Newhall Land & Farming Co., Pulte Corp., Schuler
Homes Inc., Standard Pacific Corp., Toll

Brothers Inc and Del Webb Corp. Bear Stearns noted that during the observed period the Common Stock under-performed all of the comparable industry indexes and the S&P 500.

    (d) POTENTIAL FUTURE TRADING VALUE ANALYSIS. Bear Stearns computed the present value per share of Common Stock under several future trading periods and based on an assumed 7.5 times to 8.5 times EBITDA multiple. Such analysis was based upon the Company's expected EBITDA in fiscal years 2002, 2003 and 2004 utilizing the Company's projections. Bear Stearns computed implied future values per share for 2002 through 2004 and discounted such values to arrive at present values using discount rates of 11%, 12%, 13% and 14%. The potential trading value analysis implied a range of values per share of Common Stock of $15.36 to $27.92. Bear Stearns noted that the consideration of $18.50 to be paid to holders of the Common Stock in the Offer is within the range indicated by this analysis.

ANALYSIS OF VARIOUS SEGMENTS

    MAINLAND RESIDENTIAL SEGMENT

    (a) COMPARABLE COMPANIES ANALYSIS. Bear Stearns developed a set of comparable public companies and compared certain information to the Company's Mainland Residential segment. The set of comparable companies was developed after reviewing the following factors, among others: business comparability and market segmentation, relative size of market capitalization and liquidity, growth parameters and other relevant business and financial characteristics. This set of comparables includes homebuilders and land developers and consists of the following companies:

                           HOMEBUILDERS                                        LAND DEVELOPERS
------------------------------------------------------------------  -------------------------------------
-  Beazer Homes USA Inc.              -  Pulte Corp.                -  Avatar Holdings Inc.
-  Centex Corp.                       -  Schuler Homes Inc.         -  Catellus Development Corp.
-  D R Horton Inc.                    -  Standard Pacific           -  Newhall Land & Farm Corp.
-  Kaufman & Broad Home Corp.         -  Toll Brothers Inc.
-  Lennar Corp.                       -  Del Webb Corp.

    This comparable companies analysis included information such as share price as a multiple of latest twelve months ("LTM") earnings per share ("EPS"), projected 2000 EPS and book value and enterprise value as a multiple of LTM and projected 2000 earnings before interest, taxes, depreciation and amortization ("EBITDA"). When deriving multiples on projected measures of financial performance, Bear Stearns based the estimates of future financial performance on Wall Street research analyst estimates. The following table sets forth the comparable companies analysis for the Mainland Residential segment:

                                                ENTERPRISE
                                               VALUE/EBITDA               P/E
                                            -------------------   -------------------    PRICE/
                                              LTM       2000P       LTM       2000P       BOOK
                                            --------   --------   --------   --------   --------
Home Builders Harmonic Mean...............    5.3x       5.2x       5.4x       5.1x       0.9x
Land Developers Harmonic Mean.............   12.0x       8.9x      10.6x      13.5x       3.1x

Home Builders and Land Developers Harmonic
  Mean....................................     6.1       5.8x       5.9x       5.9x       1.5x

    (b) MERGER AND ACQUISITION COMPARABLE TRANSACTIONS. Bear Stearns reviewed the publicly available financial terms of relevant precedent transactions in the Mainland Residential segment. The following table sets forth the applicable comparable transactions:

                          DATE
                        ANNOUNCED               TARGET                         ACQUIROR
                        ---------   ------------------------------  ------------------------------
Homebuilder             12/19/97    Continental Homes Holding       D R Horton Inc.
                         2/17/00    US Home Corp                    Lennar Corp
                         6/10/97    Pacific Greystone Corp          Lennar Corp
                         10/4/99    Newmark Homes                   Technical Olympic USA

Timeshare                1/24/00    Fairfield Communities Inc.      Carnival Corp
                         10/9/99    Vistana Inc.                    Starwood Hotels & Resorts
                                                                    Worldwide Inc.

    For each of these transactions, Bear Stearns analyzed various multiples based on the purchase price paid by the acquiror, including Enterprise Value/LTM EBITDA, Enterprise Value/LTM EBIT and Equity Value/LTM Net Income. The following table sets forth the comparable transactions analysis for the Mainland Residential segment:

                                                    ENTERPRISE
                                                     VALUE/LTM        EQUITY VALUE/
                                                -------------------        LTM
SEGMENT                                          EBITDA      EBIT      NET INCOME
-------                                         --------   --------   -------------
Homebuilders Harmonic Mean...................     6.6x       7.0x          7.9x
Time Share Harmonic Mean.....................     7.3x       9.0x         14.9x
Homebuilders and Time Share Harmonic Mean....     6.8x       7.5x          9.3x

    (c) DISCOUNTED CASH FLOW ANALYSIS. Bear Stearns performed a discounted cash flow analysis based on an analysis of the present value of future cash flows potentially realizable from the continuing operation of the Mainland Residential segment. This analysis was based on estimates and guidance provided by the Company's management for estimated Mainland Residential segment operating results through the end of fiscal year 2004. Bear Stearns computed the present value of the free cash flows of the Company's Mainland Residential segment for the five fiscal years from 2000 through 2004 by applying a range of discount rates of 12% to 14% per year. These discount rates were based on the weighted average cost of capital ("WACC") for homebuilders using the Capital Asset Pricing Model ("CAPM"). However, Bear Stearns noted that over the past several years, homebuilders have significantly underperformed the market and have very low betas. Therefore, Bear Stearns calculated the Mainland Residential segment's WACC, assuming a market beta. Bear Stearns also computed the present value of the terminal value of the Mainland Residential segment at the end of fiscal year 2004 by applying a range of EBITDA multiples of 5 times to 7 times the Mainland Residential segment's estimated fiscal year 2004 EBITDA and applying these terminal values to a range of discount rates of 12% to 14% per year. The range of terminal EBITDA multiples was determined by analyzing the current and historical EBITDA multiples of the Company and comparable companies and transactions and factoring in the expected growth prospects of the Company at the end of fiscal 2004. Because the Mainland Residential segment shows no EBITDA growth from 2002 to 2004, the terminal value multiple was in line with comparable homebuilder average EBITDA multiples.

    SUMMARY OF ANALYSES REGARDING MAINLAND RESIDENTIAL SEGMENT

    The table below displays the enterprise value ranges for each of the analyses performed:

                                                               ENTERPRISE VALUE
                                                              -------------------
                                                                LOW        HIGH
                                                              --------   --------
                                                                ($ IN MILLIONS)
Discounted Cash Flow Analysis...............................    $106       $137
Comparable Companies Analysis...............................    $ 72       $183
M&A Comparable Transactions Analysis........................    $ 70       $121

    In examining each of the comparable companies, merger and acquisition comparable transactions and discounted cash flow analyses, Bear Stearns noted that the mainland homebuilding segment was expecting moderate growth over the next several years and therefore weighted the discounted cash flow analysis more heavily, as it takes into account higher expected future earnings. However, as stated above, the comparable companies and transactions analysis was relied on to determine the terminal value of the Mainland Residential segment. As a result, this analysis implied a range of enterprise values for the Mainland Residential segment from $100 million to $130 million.

    HAWAII RESIDENTIAL SEGMENT

    As the Hawaii Residential segment includes a considerable amount of unentitled and unzoned land on Oahu, Bear Stearns analyzed the current development projects separately from this unentitled and unzoned land. To analyze the current development projects, Bear Stearns used comparable companies, mergers and acquisition comparable transactions and discounted cash flow analyses. To assist in analyzing the unentitled and unzoned land, Bear Stearns obtained a limited real estate appraisal from The Hallstrom Group Inc., Honolulu, Hawaii.

    (a) COMPARABLE COMPANIES ANALYSIS. Bear Stearns used the same set of comparable public companies it developed for the Mainland Residential segment analysis (see Mainland Residential segment analysis for full discussion) and compared certain information to the Company's Hawaii Residential segment.

    (b) MERGER AND ACQUISITION COMPARABLE TRANSACTIONS. Bear Stearns reviewed the publicly available financial terms of the precedent transactions used for the Mainland Residential segment analysis (see Mainland Residential segment analysis for full discussion).

    (c) DISCOUNTED CASH FLOW ANALYSIS. Bear Stearns performed a discounted cash flow analysis based on an analysis of the present value of future cash flows potentially realizable from the continuing operation of the Hawaii Residential segment. This analysis was based on estimates and guidance provided by the Company's management for estimating the Hawaii Residential segment operating results through the end of fiscal year 2004. Bear Stearns computed the present value of the free cash flows of the Company's Hawaii Residential segment for the five fiscal years from 2000 through 2004 by applying a range of discount rates of 12% to 14% per year. These discount rates were based on the WACC for homebuilders using the CAPM. However, Bear Stearns noted that over the past several years, homebuilders have significantly underperformed the market and have very low betas. Therefore, Bear Stearns calculated the Hawaii Residential segment's WACC, assuming a market beta. Bear Stearns also computed the present value of the terminal value of the Hawaii Residential segment at the end of fiscal year 2004 by applying a range of EBITDA multiples of 5 times to 7 times the Hawaii Residential segment's estimated fiscal year 2004 EBITDA and applying these terminal values to a range of discount rates of 12% to 14% per year. The range of terminal EBITDA multiples was determined by analyzing the current and historical EBITDA multiples of the Company and comparable companies and transactions and factoring in the expected growth prospects of the Company at the end of fiscal 2004.

    SUMMARY OF ANALYSES REGARDING CURRENT DEVELOPMENT PROJECTS OF HAWAII
     RESIDENTIAL SEGMENT

    The table below sets forth the enterprise value ranges for each of the analyses performed on the current development projects of the Hawaii Residential segment:

                                                               ENTERPRISE VALUE
                                                              -------------------
                                                                LOW        HIGH
                                                              --------   --------
                                                                ($ IN MILLIONS)
Discounted Cash Flow Analysis...............................    $155       $194
Comparable Companies Analysis...............................    $ 51       $130
M&A Comparable Transactions Analysis........................    $ 64       $109

    In examining each of the comparable company, merger and acquisition transactions and discounted cash flow analyses, Bear Stearns noted the very high level of growth in management's forecasts and therefore weighted the discounted cash flow more heavily. As stated above, the comparable companies and transactions analysis was relied on to determine the terminal value of the Hawaii Residential segment. However, Bear Stearns noted that an investor may view achieving all of the growth projected in the forecast period as unlikely and would therefore be unwilling to value this segment at such a high value relative to near term earnings potential. As a result, Bear Stearns discounted the results of the discounted cash flow analysis and valued the current operations of the Hawaii Residential segment at a range of enterprise values from $135 million to $160 million.

    LIMITED APPRAISAL OF UNENTITLED AND UNZONED LAND IN THE HAWAII RESIDENTIAL SEGMENT. In addition, Bear Stearns obtained a limited real estate appraisal from The Hallstrom Group Inc. for the 10,072 acres of unentitled and unzoned land on the island of Oahu, of which 5,520 acres is conservation land and 4,552 acres is agricultural land. The appraisal resulted in a valuation of $45 million and noted that "the highest and best use of the selected Oahu properties are conservation (5,520 acres) or agriculture (4,552 acres), with certain of the agriculture holdings having some urban potential over the next five to 20-plus years." However, any cash flow from the development and sale of this land would require governmental approvals and a time period of many years. Further, this appraisal assumes that the Company can achieve the required entitlements and other approvals from governmental authorities to develop currently owned unentitled land. Given this uncertainty and extremely long-term outlook, Bear Stearns has estimated this unentitled and unzoned land to have a valuation ranging from $20 million to $45 million.

    SUMMARY VALUATION OF THE THE TOTAL HAWAII RESIDENTIAL SEGMENT. Bear Stearns noted that the combined enterprise valuation range, including current operations and unentitled and unzoned land, of the Hawaii Residential segment is from $155 million to $205 million.

    MAINLAND COMMERCIAL SEGMENT

    (a) COMPARABLE COMPANIES ANALYSIS. Bear Stearns developed a set of comparable public companies and compared certain information to the Company's Mainland Commercial segment. The set of comparable companies was developed after reviewing the following factors, among others: business comparability and market segmentation, relative size of market capitalization and liquidity, growth parameters and other relevant business and financial characteristics. Bear Stearns noted that nearly all of the public companies in the commercial real estate sector are real estate investment trusts ("REIT") and therefore have different accounting, tax and operating structures. This set of comparable companies includes office and retail real estate companies and consists of the following companies:

                           OFFICE                                         RETAIL
-------------------------------------------------------------  -----------------------------
- Brandywine Realty Trust       - Mack Cali Realty Corp.       - Center Trust
- Corporate Office Properties   - Parkway Properties Inc.      - Kimco Realty Corp.
- Highwoods Properties Inc.     - Prime Group Realty Trust     - Kranzco Realty Trust
- Keystone Property Trust       - PS Business Parks            - Pan Pacific Retail
  Corp.                                                        Properties
- Koger Equity Inc.

    This set of comparables includes information such as share price as a multiple of latest twelve months Funds From Operations ("FFO"), projected 2000 FFO and book value and enterprise value as a multiple of latest twelve months and projected 2000 EBITDA. When deriving multiples on projected measures of financial performance, Bear Stearns based the estimates of future financial performance on Wall Street research analyst estimates. Bear Stearns noted that this segment should be valued in the mid-range of comparable companies due to underlying property characteristics, such as relatively strong asset and average tenant quality, relative age and occupancies, limited required capital expenditures and average lease terms. The following table sets forth the comparable companies analysis for the Mainland Commercial segment:

                                                    ENTERPRISE
                                                   VALUE/EBITDA              P/FFO
                                                -------------------   -------------------    PRICE/
                                                  LTM       2000P       LTM       2000P       BOOK
                                                --------   --------   --------   --------   --------
Office Harmonic Mean.........................    10.7x       9.5x       7.7x       7.2x       1.2x
Retail Harmonic Mean.........................    10.8x       9.7x       6.3x       6.1x       0.8x
Office and Retail Harmonic Mean..............    10.6x       9.5x       7.3x       6.9x       1.1x

    (b) MERGER AND ACQUISITION COMPARABLE TRANSACTIONS. Bear Stearns reviewed the publicly available financial terms of relevant precedent transactions in this segment. The following table sets forth the comparable transactions for the Mainland Commercial segment:

                                     DATE
                                  ANNOUNCED                 TARGET                           ACQUIROR
                                  ---------    --------------------------------  --------------------------------
Retail                             5/29/98     Mid-America Realty Investments    Bradley Real Estate Inc.

                                   11/13/97    Horizon Group, Inc.               Prime Retail, Inc.

                                   8/25/97     Arbor Property Trust              Vornado Realty Trust

                                   3/26/96     DeBartolo Realty Corp.            Simon Property Group Inc.

                                   10/30/95    Tucker Properties Corp.           Bradley Real Estate Inc.

                                   3/14/95     McArthur/Glen Realty Corp.        Horizon Outlet Centers Inc.

Office                             9/8/97      Shidler Group-Mid-Atlantic        Royale Investments Inc.

                                   9/15/97     Beacon Properties Corp.           Equity Office Properties Trust

                                   4/29/96     Crocker Realty Trust Inc.         Highwoods Properties Inc.

REIT Leveraged Buyout ("LBO")/     12/2/98     Irvine Apartment Communities      TIC Acquisition L.L.C.

Management Buyout ("MBO")          3/4/99      Berkshire Realty Co. Inc.         Aptco L.L.C.

                                   4/5/99      SunStone Hotel Investors Inc.     SHP Acquisition L.L.C.

                                   6/7/99      Burnham Pacific Properties Inc.   Schottenstein Stores Corp.

                                   9/24/99     Walden Residential Properties     Oly Hightop
                                               Inc.

Multi-Family/Apartment             7/8/98      Merry Land & Investment Co Inc.   Equity Residential Prop. Trust

Communities                        3/9/98      Avalon Properties Inc.            Bay Apartment Communities Inc.

                                   12/2/98     Irvine Apartment Communities      Irvine Co.

                                   12/23/97    Ambassador Apartments, Inc.       Apartment Investment and
                                                                                 Management Co.

                                   12/17/97    Oasis Residential, Inc.           Camden Property Trust

                                   8/28/97     Evans Withycombe Residential,     Equity Residential Prop. Trust
                                               Inc.

                                   8/4/97      Columbus Realty Trust             Post Properties, Inc.

                                   1/16/97     Wellsford Residential Property    Equity Residential Prop. Trust
                                               Trust

                                   12/16/96    Paragon Group Inc.                Camden Property Trust

                                   10/1/96     South West Property Trust Inc.    United Dominion Realty Trust
                                                                                 Inc.

                                   7/18/96     ROC Communities Inc.              Chateau Properties Inc.

                                   10/12/95    Real Estate Investment Trust of   BRE Properties
                                               California

                                   2/27/95     America First Real Estate         Mid-America Apartment
                                               Investment Trust                  Communities Inc.

                                   8/3/94      Holly Residential Properties      Wellsford Residential Prop.
                                               Inc.                              Trust

                                   12/7/94     Security Capital Pacific Trust    Property Trust of America

Other                              6/17/94     Health Equity Properties Inc.     Omega Healthcare Investors Inc.

                                   4/26/95     Copley Properties Inc.            EastGroup Properties

                                   10/31/96    Bay Meadows/California Jockey     Patriot American Hospitality
                                               Club                              Inc.

    For each of these transactions, Bear Stearns analyzed various multiples based on the purchase price paid by the acquiror, including: Enterprise Value/LTM EBITDA, Enterprise Value/LTM EBIT and Equity

Value/LTM FFO. The following table sets forth the comparable transactions analysis for the Mainland Commercial segment:

                                                                  ENTERPRISE
                                                                   VALUE/LTM
                                                              -------------------   EQUITY VALUE/
                                                               EBITDA      EBIT        LTM FFO
                                                              --------   --------   -------------
Retail Harmonic Mean........................................   11.1x      18.8x          8.9x
Office Harmonic Mean........................................   18.7x      25.6x          9.1x
REIT LBO/MBO Harmonic Mean..................................   12.5x      18.5x          9.1x
Multi-Family/Apartment Communities Harmonic Mean............   11.0x      15.7x          8.1x
Other.......................................................   11.7x      17.3x         11.4x
Mainland Commercial Comparable Transactions Harmonic Mean...   11.7x      17.4x          8.8x

    (c) DISCOUNTED CASH FLOW ANALYSIS. Bear Stearns performed a discounted cash flow analysis based on a review of the present value of future cash flows potentially realizable from the continuing operation of the Mainland Commercial segment. This analysis was based on estimates and guidance provided by the Company's management for estimated Mainland Commercial segment operating results through the end of fiscal year 2004. Bear Stearns computed the present value of the free cash flows of the Company's Mainland Commercial segment for the five fiscal years from 2000 through 2004 by applying a range of discount rates of 10% to 12% per year. Such discount rates take into account the quality of the Mainland Commercial segment's underlying properties and the risk associated with attracting tenants to various new properties. Bear Stearns also computed the present value of the terminal value of the Mainland Commercial segment at the end of fiscal year 2004 by applying a range of Adjusted Net Operating Income ("NOI") multiples of 9.5 times to 10.5 times the Mainland Commercial segment's estimated fiscal year 2004 NOI and applying these terminal values to a range of discount rates of 10% to 12% per year. The range of terminal NOI multiples was determined by analyzing the current and historical NOI multiples of the Company and comparable companies and transactions and factoring in the stabilized cash flows prospects of the Company at the end of fiscal 2004.

    (d) Capitalization Rate Analysis. Bear Stearns performed a capitalization rate analysis since the Company projects stabilized NOI in 2001 due to projected fully leased underlying properties. Bear Stearns computed the present value of this segment by applying a range of capitalization rates of 9.5% to 10.5% to 2001 NOI and applying these values to a range of discount rates of 9.5% to 10.5%. The capitalization and discount rates applied are based on the industry and reflect a mix of underlying property quality in the Mainland Commercial segment.

    SUMMARY OF ANALYSES REGARDING MAINLAND COMMERCIAL SEGMENT

    The table below sets forth the enterprise value ranges for each of the analyses performed:

                                                                ENTERPRISE VALUE
                                                               -------------------
                                                                 LOW        HIGH
                                                               --------   --------
                                                                 ($ IN MILLIONS)
Discounted Cash Flow Analysis...............................     $186       $219
Comparable Companies Analysis...............................     $165       $259
M&A Comparable Transactions Analysis........................     $159       $343
Capitalization Rate Analysis................................     $209       $233

    In examining each of the comparable companies, merger and acquisition comparable transactions, discounted cash flow and capitalization rate analyses, Bear Stearns weighted the capitalization rate analysis more heavily. This resulted in a range of enterprise values for the Mainland Commercial segment from $210 million to $235 million.

    HAWAII COMMERCIAL SEGMENT

    (a) COMPARABLE COMPANIES ANALYSIS. Bear Stearns used the same set of comparable public companies it developed for the Mainland Commercial segment analysis (see Mainland Commercial segment analysis for full discussion) and compared certain information to the Company's Hawaii Commercial segment. Bear Stearns noted that this segment should be valued toward the lower range of comparable companies due to the overall softness of the commercial and retail market, the lesser quality of the assets and the above-average risk of the underlying projected cash flows.

    (b) MERGER AND ACQUISITION COMPARABLE TRANSACTIONS. Bear Stearns reviewed the publicly available financial terms of the precedent transactions used for the Mainland Commercial segment analysis (see Mainland Commercial segment analysis for full discussion).

    (c) DISCOUNTED CASH FLOW ANALYSIS. Bear Stearns performed a discounted cash flow analysis based on a review of the present value of future cash flows potentially realizable from the continuing operation of the Hawaii Commercial segment. This analysis was based on estimates and guidance provided by the Company's management for estimating the Hawaii Commercial segment operating results through the end of fiscal year 2004. Bear Stearns computed the present value of the free cash flows of the Company's Hawaii Commercial segment for the five fiscal years from 2000 through 2004 by applying a range of discount rates of 11% to 13% per year. Such discount rates take into account the quality of the Hawaii Commercial segment's underlying properties and the risk associated with attracting tenants to various vacant properties. Bear Stearns also computed the present value of the terminal value of the Company at the end of fiscal year 2004 by applying a range of NOI multiples of 9.5 times to 10.5 times the Hawaii Commercial segment's estimated fiscal year 2004 NOI and applying these terminal values to a range of discount rates of 11% to 13% per year. The range of terminal NOI multiples was determined by analyzing the current and historical NOI multiples of the Company and comparable companies and transactions and factoring in the stabilized cash flows prospects of the Company at the end of fiscal 2004. Bear Stearns noted that this segment should be discounted back at a higher rate than the comparables due to the overall softness of the commercial and retail market, the lesser quality of the assets and the above-average risk of the underlying projected cash flows.

    (d) CAPITALIZATION RATE ANALYSIS. Bear Stearns performed a capitalization rate analysis and used the Hawaii Commercial segment's 1999 NOI as the basis for stabilized free cash flow. Bear Stearns noted, that while the Company's projections show EBITDA increasing significantly from 2000-2003, during the course of its due diligence and in discussions with management, management acknowledged that their projections for this segment are aggressive and assume significant lease-up of select properties that they have been unable to find tenants for. Therefore, 1999 NOI was used as the appropriate base year for calculating a capitalization rate value. Bear Stearns computed the value of this segment by applying a range of capitalization rates of 9.0% to 10.0% to the NOI amount in 1999. The capitalization rates applied are based on the industry and reflects the quality of the underlying properties and markets.

    SUMMARY OF ANALYSES REGARDING HAWAII COMMERCIAL SEGMENT

    The table below sets forth the enterprise value ranges for each of the analyses performed:

                                                               ENTERPRISE VALUE
                                                              -------------------
                                                                LOW        HIGH
                                                              --------   --------
                                                                ($ IN MILLIONS)
Discounted Cash Flow Analysis...............................    $128       $150
Comparable Companies Analysis...............................    $ 89       $139
M&A Comparable Transactions Analysis........................    $101       $217
Capitalization Rate Analysis................................    $110       $120

    In examining each of the comparable companies, merger and acquisition comparable transactions, discounted cash flow and capitalization rate analyses, Bear Stearns weighted the capitalization rate analysis more heavily. As a result, this analysis implied a range of enterprise values for the Hawaii Commercial segment from $110 million to $120 million.

    LANA'I SEGMENT

    Bear Stearns reviewed the Lana'i segment as one business comprised of the resorts, homebuilding and amenities. Bear Stearns noted that this is an extremely long-term asset with limited near-term cash flows and that there was a large degree of uncertainty in determining the value of Lana'i due to several issues relating to the segment. Bear Stearns noted general issues pertaining to the island as a whole, which include difficulty of access to the island, inability of the island's small airport to handle trans-oceanic commercial jets, extremely limited shopping venues and limited amenities other than golf courses and sport shooting. Bear Stearns also noted that the use of fresh water on the island is highly regulated and such regulations could impede further development of the Lana'i segment. Bear Stearns noted that while the resorts may have a luxurious profile, the Company has been unable to generate positive cash flow, even with its new marketing relationship with Starwood Hotels & Resorts. Bear Stearns noted that the homebuilding products have been substantially below expectations and that management's expectations for improvement would require an increase in lot sales substantially above historical results. Bear Stearns noted that the unentitled agricultural and converation land holdings have limited valued due to their current classification and entitlement process. Bear Stearns noted that a majority of the issues described above are evidenced by the absence of earnings in this segment historically.

    Bear Stearns performed the following analyses on the Lana'i segment and noted that the resulting broad range of values exhibits the difficulty in valuing this segment:

    (a) COMPARABLE COMPANIES ANALYSIS. Bear Stearns developed a set of comparable public companies and compared certain information to the Company's Lana'i segment. While Bear Stearns did not believe the Lana'i segment was particularly comparable to any public company, Bear Stearns did examine a set of lodging companies which consists of the following:

- Choice Hotels                - Hilton Hotels                - Prime Hospitality
- Four Seasons Hotels          - Marriott Intl. Inc.          - Starwood Hotels & Resorts

    This set of comparable companies includes information such as, share price as a multiple of latest twelve months EPS, projected 2000 EPS and book value and enterprise value as a multiple of latest twelve months and projected 2000 EBITDA. When deriving multiples on projected measures of financial performance, Bear Stearns based the estimates of future financial performance on Wall Street research analyst estimates. The following table sets forth the comparable companies analysis for the Lana'i segment:

                                                    ENTERPRISE
                                                   VALUE/EBITDA               P/E
                                                -------------------   -------------------    PRICE/
SEGMENT                                           LTM       2000P       LTM       2000P       BOOK
-------                                         --------   --------   --------   --------   --------
Lodging Companies Harmonic Mean..............     8.9x       8.1x      14.6x      12.9x       1.6x

    (b) MERGER AND ACQUISITION COMPARABLE TRANSACTIONS. Bear Stearns reviewed the publicly available financial terms of relevant precedent transactions in this segment. The following table sets forth the comparable transactions for the Lana'i segment:

                           DATE
                         ANNOUNCED              TARGET                        ACQUIROR
                         ---------   ----------------------------  -------------------------------
Select Transactions       9/7/99     Promus Hotel Corp.            Hilton Hotels
                          2/18/97    Renaissance Hotel Group       Marriot International
                          4/14/97    Wyndham Hotel Corp.           Patriot American Hospitality
                                                                   Inc.
                          9/3/97     Doubletree Corp.              Promus Hotel Corp
                          9/9/97     Westin Hotels                 Starwood Lodging Trust
                          10/20/97   ITT Corp.                     Starwood Lodging Trust
                          12/2/97    Interstate Hotels Corp        Patriot American Hospitality
                                                                   Inc.
                          8/28/96    Red Lion Hotels Inc.          Doubletree Corp
                          2/21/98    Inter-Continental             Bass PLC

    For each of these transactions, Bear Stearns analyzed various multiples based on the purchase price paid by the acquiror, including: Enterprise Value/LTM EBITDA, Enterprise Value/LTM EBIT and Equity Value/LTM Net Income. The following table sets forth the comparable transactions analysis for the Lana'i segment:

                                                               ENTERPRISE VALUE/
                                                                      LTM           EQUITY VALUE/
                                                              -------------------        LTM
                                                               EBITDA      EBIT      NET INCOME
                                                              --------   --------   -------------
Lana'i Segment M&A Comparable Transactions Harmonic Mean....   14.4x      19.1x         24.2x

    (c) SELECT NON-ECONOMIC TRANSACTIONS. Bear Stearns analyzed several recent large land acquisitions by government and charitable organizations. Such acquisitions tie to environmental value rather than economic value. Bear Stearns noted that due to the uniqueness of such transactions and situations, traditional valuation techniques cannot be employed. However, while management stated that no such opportunity currently exists for the Company's Lana'i segment, Bear Stearns noted that it is conceivable that a government or environmental entity may have an interest in acquiring the island of Lana'i. In addition, Bear Stearns noted that there is a potential trophy premium to unique properties such as these. The following table sets forth a review of selected non-economic transactions for the Lana'i segment:

DATE                      PROPERTY NAME      ACRES          PRICE                BUYER           DESCRIPTION OF PROPERTY/TRANSACTION
----                    -----------------   --------   ---------------   ---------------------   -----------------------------------
                                                       ($ IN MILLIONS)
5/00                    Palmyra Island      15,000           $ 37        The Nature              An island 1,000 miles south of
                                                                         Conservancy             Hawaii. Home to migrating birds.
                                                                                                 15,000 acres is composed of 680
                                                                                                 acres of dry land on 52 islands and
                                                                                                 14,320 acres of coral reef.

2/00                    Headwaters Forest   10,000           $480        State and Federal       The owner, Pacific Lumber, rejected
                                                                         Government              the proposal. Headwaters Forest is
                                                                                                 an old redwood forest located in
                                                                                                 Humboldt County, California.

DATE                      PROPERTY NAME      ACRES          PRICE                BUYER           DESCRIPTION OF PROPERTY/TRANSACTION
----                    -----------------   --------   ---------------   ---------------------   -----------------------------------
                                                       ($ IN MILLIONS)
2/00                    Sterling Forest     2,200            $ 10        State and               Land adjacent to state park and has
                                                                         Environmental           a conference center and limited
                                                                         Trusts                  infrastructure. The vast majority
                                                                                                 of the land is developed.

3/98                    Sterling Forest     15,800           $ 55        Charity groups, State   Located 40 miles northwest of New
                                                                         and                     York City, it was acquired to
                                                                         Federal Government      protect a watershed for the
                                                                                                 reservoir system which provides
                                                                                                 water to two million people in
                                                                                                 northern New Jersey.

9/94                    Hamakua Sugar       29,883           $ 21        Kamehameha Schools      Located on the island of Hawaii.
                        Company Lands                                                            Land was classified as
                                                                                                 conservation, agriculture and
                                                                                                 urban, the vast majority being
                                                                                                 agriculture.

    (d) APPRAISAL VALUE. Bear Stearns noted that the book value of approximately $230 million assigned to the Lana'i segment by the Company, which reflects historical cost, is not a reliable indicator of value since this segment of the Company has enormously underperformed relative to its expectations at the time development of this segment began. Therefore, Bear Stearns obtained a limited real estate appraisal from The Hallstrom Group Inc. for the properties of the Company on the island of Lana'i. The appraisal resulted in a valuation of $160 million, of which $55 million is attributable to undeveloped land and $105 million is attributable to Lana'i City properties, hotels and golf course assets and project districts (surrounding resort development land). Such valuation is based upon the most probable price, to a single buyer, which the property should bring in a competitive and open market under all conditions requisite to a fair sale. The appraiser noted, "the developed holdings to be currently underperforming relative to their cost or intrinsic real estate value; however, our limited appraisal estimates market value based on underlying asset value." Bear Stearns noted that substantial uncertainty exists as to whether a buyer could be found and this valuation realized. Bear Stearns also noted that this asset could be donated to a government, charitable or other organization and be deemed a charitable contribution, which may provide tax benefits to the Company.

    (e) DISCOUNTED CASH FLOW ANALYSIS. Bear Stearns performed a discounted cash flow analysis based on an analysis of the present value of future cash flows potentially realizable from the continuing operation of the Lana'i segment. This analysis was based on estimates and guidance provided by the Company's management for estimating the Lana'i segment operating results through the end of fiscal year 2004. Bear Stearns computed the present value of the free cash flows of the Company's Lana'i segment for the five fiscal years from 2000 through 2004 by applying a range of discount rates of 11% to 13% per year. These discount rates were based on the WACC for both the Residential segment and the Lana'i segment's comparable companies. As noted previously, the Residential segment comparable companies have such low betas, Bear Stearns calculated the Residential segment comparable companies WACC assuming a market beta. Bear Stearns also computed the present value of the terminal value of the Lana'i segment at the end of fiscal year 2004 by applying a range of unlevered free cash flow multiples of 5 times to 7 times the Lana'i segment's estimated fiscal year 2004 EBITDA and applying these terminal values to a range of discount rates of 11% to 13% per year. The range of terminal unlevered free cash flow multiples was determined by analyzing the current and historical unlevered free cash flow multiples of the Company and comparable homebuilder companies and transactions and factoring in the extremely long-term aspect of this asset and the limited near-term cash flows.

    SUMMARY OF ANALYSES REGARDING LANA'I SEGMENT

    The table below sets forth the enterprise value ranges for each of the analyses performed:

                                                               ENTERPRISE VALUE
                                                              -------------------
                                                                LOW        HIGH
                                                              --------   --------
                                                                ($ IN MILLIONS)
Discounted Cash Flow Analysis...............................    $ 33       $ 49
Comparable Companies Analysis...............................    $  8       $ 24
M&A Comparable Transactions Analysis(1).....................      --         --
Real Estate Appraisal.......................................               $160

------------------------

(1) M&A Comparable Transactions Analysis resulted in negative values

    In examining each of the comparable companies, merger and acquisition comparable transactions, selected non-economic transactions, appraisal, book value and discounted cash flow analyses, Bear Stearns concluded that the approximate value of this asset is difficult to determine. As stated above, Bear Stearns noted that this segment contains many issues which create substantial uncertainty in determining its valuation. As a result, Bear Stearns primarily relied on the discounted cash flow analysis for the lower end of the valuation range and the appraisal value for the higher end of the valuation range, resulting in an enterprise valuation for the Lana'i segment from $60 million to $160 million.

    SUMMARY OF SEGMENT VALUATION ANALYSIS

    Bear Stearns computed the total valuation for the Company through adding all of the segment enterprise value ranges described above, subtracting corporate overhead and net debt and other liabilities and dividing the sum by the Company's total fully diluted shares outstanding. Bear Stearns noted that this calculation results in an implied valuation range of $17.54 to $30.75 and that the proposed offer price is within such valuation range. The table below sets forth Bear Stearns' summary valuation range:

                                                                ENTERPRISE VALUE
                                                               -------------------
                                                                 LOW        HIGH
                                                               --------   --------
                                                                 ($ IN MILLIONS)
Mainland Residential........................................    $  100     $  130
Hawaii Residential..........................................       155        205
Mainland Commercial.........................................       210        235
Hawaii Commercial...........................................       110        120
Lana'i Segment..............................................        60        160

Subtotal....................................................    $  635     $  850

Less: Corporate Overhead....................................    $  (50)    $  (30)
Less: Net Debt and Other Liabilities........................      (273)      (273)

Equity Value................................................    $  312     $  547

Value per share(1)..........................................    $17.54     $30.75

------------------------

(1) Based on fully diluted shares outstanding of 17.794 million

    As described above, Bear Stearns' opinion and presentation to the Special Committee were some of the many factors taken into consideration by the Special Committee in making its determination to recommend the Offer, the Merger Agreement and the transactions contemplated thereby. Consequently, the analyses described above should not be viewed as determinative of the opinion of the Special Committee, the Board of Directors or the Company's management with respect to the value of the Company or whether the Special Committee would have been willing to recommend a transaction at a different level of consideration.

REASONS FOR THE RECOMMENDATION OF THE SPECIAL COMMITTEE AND THE BOARD OF
  DIRECTORS

    As noted above, a Special Committee of independent directors was formed consisting of Mr. Carson, Mr. Cook, Mr. Dallas and Mr. Hogan, who promptly retained Bear Stearns to assist it from a financial and investment banking standpoint.

    The Special Committee directed Bear Stearns to make inquiries of a number of companies who, in the belief of the Special Committee and its advisors, might have an interest in proposing alternative transactions and directed Bear Stearns to advise them of any unsolicited proposals or inquiries made. Further, they provided Bear Stearns with, and considered themselves, detailed reports on the Company's historical performance, projections, financial condition and assets and consulted with their legal advisors about the appropriate matters to consider in evaluating the terms of the Proposal, the Offer and the Merger. The Special Committee had extensive discussions, and received reports from Bear Stearns, the Company, Mr. Murdock and other representatives of FLX (including Deutsche Bank), and was advised of the limited appraisal conducted on the Company's property on the island of Lana'i and some of its property on Oahu.

    In determining whether to recommend approval of the Merger Agreement and the Offer, the Special Committee considered the following factors:

    MARKET PRICE AND PREMIUM

    The Special Committee considered the historical market prices and recent trading activity of the Shares, including the fact that the consideration shareholders would receive in the Offer and the Merger represents a premium of approximately 53% to the price at which the Common Stock was trading prior to public announcement of the Proposal on March 29, 2000. The Special Committee took note of the fact that the Company repurchased 3,015,764 Shares in July 1998 at $19.25 per Share pursuant to a self tender offer and that the book value per Share at March 31, 2000, was approximately $32.60. The Special Committee also considered the fact that the Shares had not traded as high as $18 per share in any period after the self tender offer until announcement of the Proposal.

    LACK OF ALTERNATIVE ACQUISITION PROPOSALS

    The Special Committee considered the fact that since announcement of the Proposal on March 29, 2000, except as described in "Background of the Offer--Contacts of Parent" above, no other party had contacted the Special Committee or Bear Stearns to express an interest in submitting an acquisition proposal at a high price. While the Special Committee considered it possible that an alternative proposal might be obtained at a higher price if FLX were willing to sell its shares in the Company, the Special Committee concluded that such an offer was relatively unlikely in view of FLX's opposition to any such transaction. In this connection, the Special Committee noted that FLX and its affiliates could, with relative ease, acquire sufficient additional shares of the Company in open market or privately negotiated transactions to block an acquisition by another person. In addition, the Special Committee considered that the Proposal was subject to withdrawal at any time after May 15, 2000 (subsequently extended to May 19, 2000), and if the Special Committee delayed action on it to allow time for more active solicitation of acquisition proposals other than the contacts made by Bear Stearns there was a significant risk that the Proposal would be withdrawn.

    SPECIAL COMMITTEE FORMATION AND ARM'S LENGTH NEGOTIATIONS

    The Special Committee considered the fact that the Merger Agreement and the Offer are the product of arm's-length negotiations between FLX and the Special Committee, none of whose members are employed by, or affiliated with, the Company (other than as directors or shareholders of the Company), FLX or any of their affiliates.

    OFFER PRICE AND MERGER CONSIDERATION

    The Special Committee concluded, based on its negotiations with FLX and all of the other information available to it, that $18.50 per Share represents the highest price that FLX is willing to pay and the highest price reasonably attainable for the shareholders.

    BEAR STEARNS FAIRNESS OPINION

    The Special Committee considered the financial advice of Bear Stearns and the Fairness Opinion to the effect that, as of the date of such opinion and based upon and subject to the assumptions, factors and limitations set forth therein, the $18.50 per Share in cash being offered in the Offer and Merger is fair, from a financial point of view, to the Company's shareholders other than FLX and its affiliates. A COPY OF THE FAIRNESS OPINION SETTING FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN BY BEAR STEARNS, IS FILED AS EXHIBIT (A)(3) HERETO AND IS INCORPORATED HEREIN BY REFERENCE. SHAREHOLDERS ARE URGED TO, AND SHOULD, READ THE FAIRNESS OPINION CAREFULLY AND IN ITS ENTIRETY.

    TRANSACTION STRUCTURE

    The Special Committee evaluated the benefits of the transaction being structured as a cash tender offer for all of the outstanding shares, thereby enabling shareholders to obtain cash for all of their Shares at the earliest possible date, and the fact that the per Share consideration to be paid in the Merger is the same as in the Offer. The Committee also considered the fact that more than 94 days from public announcement of the Proposal, and more than 39 days from public announcement of the Merger Agreement, will have elapsed before Shares may be accepted for payment in the Offer. This lapse of time should provide a sufficient period of time for any party desiring to do so to present an alternative acquisition proposal.

    MINIMUM CONDITION

    The Special Committee considered the fact that the Minimum Condition in the Offer requires the tender of a majority of the outstanding Shares held by persons other than FLX and its affiliates before Shares may be purchased in the Offer, and that before the Minimum Condition is waived, FLX must consult with the Special Committee.

    TERMS OF THE MERGER AGREEMENT

    The Special Committee also considered the terms of the Merger Agreement, including the ability of the Special Committee to provide non-public information concerning the Company to any third party who may have an interest in submitting an acquisition proposal, if the Special Committee determines that there is a reasonable likelihood that such actions would lead to a transaction proposal with a reasonable likelihood of completion. Further, if an alternative transaction proposal is received by the Company, the Special Committee may terminate the Merger Agreement if it determines that such action is required to comply with its fiduciary duties to shareholders. In such event, FLX would be entitled to receive a fee equal to 2% of the consideration available to Company shareholders in the alternative transaction proposal, but not less than $6.8 million. The Special Committee concluded that the amount of this fee was not of such a magnitude that it would constitute a meaningful obstacle to a competing proposal if there were a person who wished to submit one.

    HISTORICAL AND PROJECTED FINANCIAL PERFORMANCE AND RELATED RISKS AND
     UNCERTAINTIES

    The Special Committee considered the Company's business, financial condition, results of operations and prospects and the nature of the industry in which the Company operates, including the prospects of the Company if it were to remain independent. In this connection, the Special Committee considered the projected results of operations prepared by the Company's management. The Special Committee noted that in view of the vulnerability of the Company's business to changes in the general economy and the cyclical nature of the industry in which the Company operates, achievement of projected results of operations is subject to significant uncertainties.

    In addition to the matters mentioned above, the Special Committee considered all of the terms of the Merger Agreement, the present economic environment, the availability of appraisal rights in the Merger, the likelihood of completion of the Offer and the Merger, and all of the other facts and circumstances pertaining to the proposed transaction. The Special Committee did not consider it practicable or useful to quantify or otherwise assign relative weights to the various factors considered by it. Based upon all of the information available to it, the Special Committee concluded that the Offer and the Merger are fair to, and in the best interests of the shareholders.

    After considering all the information it received, the Special Committee unanimously determined that the terms of the Offer and Merger are fair and in the best interests of the Company and its shareholders and recommended to the Board that the Merger Agreement be approved and a recommendation be made to shareholders (other than FLX and its affiliates) to tender all of their Shares in the Offer. Mr. Dallas was unable to participate in the meeting of the Special Committee on May 19, 2000, but has advised the Company of his agreement with the conclusion reached at that meeting.

    APPROVAL OF DIRECTORS.

    The Board unanimously determined that the terms of the Offer and the Merger are fair to and in the best interests of the shareholders of the Company, and approved the Offer and the Merger and the other transactions contemplated by the Merger Agreement, and approved the Merger Agreement, including approval for purposes of the "interested shareholder" provisions of the Hawaii Business Corporations Act. As required by Hawaii law, the vote of the Board was sufficient to approve the Offer, the Merger and the Merger Agreement without considering the votes of Mr. Murdock and one other director, Lynn Scott Safrit, because Mr. Murdock is the owner of the Purchaser and Ms. Safrit is employed by one of Mr. Murdock's privately held real estate companies. However, so that the Offer could be unanimously recommended by the Board, Mr. Murdock and Ms. Safrit indicated their approval. Mr. Dallas was unable to participate in the May 19, 2000 meeting but has authorized the Company to state that he agrees and joins in the resolutions of the Board.

INTENT TO TENDER

    To the best of the Company's knowledge, all of the Directors of the Company intend to tender their Shares to the Purchaser at the Offer Price as described in Schedule TO.

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

    Pursuant to the terms of a letter agreement, dated April 11, 2000, between Bear Stearns and the Company (the "Bear Stearns Engagement Letter"), the Special Committee retained Bear Stearns to act as the Special Committee's exclusive financial advisor in connection with the proposed sale of the Company. The Special Committee retained Bear Stearns based upon Bear Stearns' qualifications, experience and expertise, and because Bear Stearns is a well-recognized investment banking and advisory firm. Bear Stearns, as part of its investment banking and financial advisory business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, leveraged buyouts, recapitalizations, and valuations for corporate and other purposes. Such summary and description are qualified in their entirety by reference to the Bear Stearns Engagement Letter, which has been filed as Exhibit(e)(5) hereto and is incorporated herein by reference.

    In the ordinary course of business, Bear Stearns and its affiliates may actively trade in the securities of the Company for their own account and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities. Bear Stearns may or may not have long or short positions on the Company's Common Stock. To the best of Bear Stearns's knowledge, it has never directly provided investment banking services to FLX, the Parent or the Company.

    Pursuant to the terms of the Bear Stearns Engagement Letter, the Company agreed to pay Bear Stearns a $250,000 retainer ("Retainer Fee") upon signing the Bear Stearns Engagement Letter and a $1,250,000 fairness opinion fee ("Fairness Opinion Fee") upon notification to the Special Committee that Bear Stearns is prepared to render its fairness opinion in connection with the Offer. Bear Stearns' Fairness Opinion Fee is not contingent upon the content of the opinion or the approval and consummation of the Offer and the Merger. In addition, if the Offer and Merger are consummated Bear Stearns will be entitled to a transaction fee of $450,000 plus $1,667 for each $0.01 per share above $17.00 per share received by shareholders other than FLX, provided that Bear Stearns was not asked to perform substantial work beyond that associated with assessing the attractiveness of the FLX proposal as well as alternatives, advising as to the fairness of any transaction with FLX and engaging in preliminary discussions with third parties to determine their interest in pursuing an acquisition of the Company. However, if the Offer and Merger are consummated and Bear Stearns is asked to complete substantial additional work, such as further exploring potential interest from buyers other than FLX or rendering an opinion with respect to a transaction with a buyer other than FLX, Bear Stearns will be entitled to an additional fee of $1,250,000 plus $1,667 for each $0.01 per share above $17 per share received by shareholders other than FLX. Also, the Company has agreed to reimburse Bear Stearns for its reasonable out-of-pocket expenses (including the fees and disbursements of its attorneys), and the Company has also agreed to indemnify Bear Stearns and certain persons affiliated with or acting as agents of Bear Stearns against certain liabilities and expenses arising out of Bear Stearns' engagement.

    Except as described above, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to shareholders on its behalf concerning the Offer.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    No transactions in Shares have been effected during the past 60 days by the Company or, to the knowledge of the Company, by any executive officer, director, affiliate or subsidiary of the Company.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

    (a) Except as set forth in this Statement, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to: (1) a tender offer for, or other acquisition of, the Company's securities by the Company, any subsidiary of the Company or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (3) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

    (b) Except as set forth in this Statement, there are no transactions, resolutions of the Board of Directors, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

ITEM 8. ADDITIONAL INFORMATION.

    Reference is hereby made to the Offer to Purchase and the related Letter of Transmittal which are attached as Exhibits (a)(1) and (a)(2), respectively, and are incorporated herein by reference in their entirety.

    CERTAIN LEGAL MATTERS. Except as otherwise disclosed herein, based on information provided by the Company, neither the Company, FLX, Purchaser nor Parent is aware of any license or regulatory permit that appears to be material to the business of the Company that might be adversely affected by Purchaser's acquisition of Shares as contemplated herein or of any approval or other action by a domestic or foreign governmental, administrative or regulatory agency or authority that would be required for the acquisition and ownership of the Shares by Purchaser as contemplated herein. Should any such approval or other action be required, Purchaser and Parent presently contemplate that such approval or other action will be sought, except as described below under "State Anti-Takeover Statutes." There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that failure to obtain any such approval or other action might not result in consequences adverse to the Company's business or that certain parts of the Company's business might not have to be disposed of, or other substantial conditions complied with, in the event that such approvals were not obtained or such other actions were not taken in order to obtain any such approval or other action. If certain types of adverse action are taken with respect to the matters discussed below, Purchaser could decline to accept for payment, or pay for, any Shares tendered. See Section 14 of the Offer to Purchase for this and other conditions to the Offer, including conditions with respect to governmental actions.

    STATE ANTI-TAKEOVER STATUTES. A number of states have adopted laws and regulations that purport to apply to attempts to acquire corporations that are incorporated in such states, or whose business operations have substantial economic effects in such states, or which have substantial assets, security holders, employees, principal executive offices or principal places of business in such states. In 1982, in EDGAR V. MITE CORP., the Supreme Court of the United States (the "Supreme Court") invalidated on constitutional grounds the Illinois Business Takeover statute, which, as a matter of state securities law, made certain corporate acquisitions more difficult. However, in 1987, in CTS CORP. V. DYNAMICS CORP. OF AMERICA, the Supreme Court held that the State of Indiana may, as a matter of corporate law and, in particular, with respect to those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without the prior approval of the remaining shareholders. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of shareholders in the state and were incorporated there.

    The State of Hawaii has enacted both a control share acquisition statute and an anti-takeover statute. The control share acquisition statute permits a corporation's articles of incorporation to provide that the statute shall not apply to the corporation or its shares. The Company's Articles of Incorporation contain such a provision; therefore the control share acquisition statute does not apply to FLX, Purchaser or the Offer. Similarly, the Hawaii anti-takeover statute does not apply to a transaction which has been approved by the target company's board of directors. The Board has approved the Offer and the Merger Agreement. Therefore, the anti-takeover statute will not apply to the Offer or the Merger.

    ANTITRUST. The Offer and the Merger are subject to the HSR Act, which provides that acquisition transactions meeting the filing threshold may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "DOJ") and the Federal Trade Commission (the "FTC"), and certain waiting period requirements have been satisfied.

    On May 24, 2000 Parent and the Company filed their Notification and Report Forms with respect to the Offer under the HSR Act. The waiting period under the HSR Act with respect to the Offer will expire at 11:59 p.m., New York City time, on June 7, 2000, unless early termination of the waiting period is granted. However, the DOJ or the FTC may extend the waiting period by requesting additional information or documentary material from Parent or the Company. If such a request is made, such waiting period will expire at 11:59 p.m., New York City time, on the tenth day after substantial compliance by Parent with such request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. Thereafter, such waiting period may be extended only by court order or with the consent of Parent. In practice, complying with a request for additional information or material can take a significant amount of time. In addition, if the DOJ or the FTC raises substantive issues in connection with a proposed transaction, the parties frequently engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay consummation of the transaction while such negotiations continue. The Purchaser is not obligated to accept for payment Shares tendered pursuant to the Offer unless and until the waiting period requirements imposed by the HSR Act with respect to the Offer have been satisfied. See Section 14 of the Offer to Purchase.

    The FTC and the DOJ frequently scrutinize the legality under the Antitrust Laws, as defined below, of transactions such as Purchaser's acquisition of Shares pursuant to the Offer and the Merger. At any time before or after Purchaser's acquisition of Shares, the DOJ or the FTC could take such action under the Antitrust Laws as it deems necessary or desirable in the public interest, including seeking to enjoin the acquisition of Shares pursuant to the Offer or otherwise seeking divestiture of Shares acquired by Purchaser or divestiture of substantial assets of Parent or its subsidiaries. Private parties, as well as state governments, may also bring legal action under the Antitrust Laws under certain circumstances. Based upon an examination of information provided by the Company relating to the businesses in which Parent and the Company are engaged, there can be no assurance that the acquisition of Shares will not violate the Antitrust Laws, that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, of the result.

    As used in this Statement, "Antitrust Laws" shall mean and include the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other Federal and state statutes, rules, regulations, orders, decrees, administrative and judicial doctrines, and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

    HAWAII ENVIRONMENTAL DISCLOSURE STATUTE. Chapter 343D of the Hawaii Revised Statutes prohibits a beneficial owner of ten percent or more of any class of securities of any Hawaii corporation from purchasing more than an additional five percent of such security during any twelve-month period without first submitting a filing to the Office of Environmental Quality Control of the State of Hawaii (the "OEQC")in compliance with the statute. The filing must describe
(i) all judicial and administrative proceedings during the preceding five years to which the person was a party, and which involved any environmental matters, and (ii) a detailed history of such person's compliance with all applicable environmental laws or regulations. There is an initial fifteen day waiting period with respect to the filing, which may be extended if the OEQC requires additional information from the filing party. FLX, Parent and Purchaser filed the required disclosures with the OEQC on May 17, 2000. Assuming there will be no extensions, the waiting period will expire on or about May 31, 2000.

    LEGAL PROCEEDINGS RELATING TO THE OFFER. Following the public announcement of the Proposal on March 29, 2000 five purported class actions were filed in the Superior Court of Los Angeles County, California and three in the Circuit Court of the Second Circuit of the State of Hawaii. The complaints generally allege that the Company's directors breached their fiduciary duties and engaged in self-dealing by failing to maximize the value of the Shares. The complaints further allege that the value of the Shares is materially greater than the amount contained in the Proposal. Each complaint seeks certification of a plaintiff class, declaratory and injunctive relief with respect to the transactions contemplated by the Proposal, unspecified compensatory damages, and attorneys' fees and costs. In addition to naming the Company's directors as defendants, seven of the lawsuits name the Company as a defendant and two of the lawsuits name FLX as a defendant. The defendants believe that the actions are without merit and intend to defend them vigorously. The five purported class actions pending in Los Angeles Superior Court are entitled: FURTHERFIELD PARTNERS, L.P. ET AL. V. MURDOCK ET AL., Case No. BC227387; CHARLES MILLER ET AL. V. DAVID H. MURDOCK ET AL., Case No. BC 227390; GREAT NECK CAPITAL PARTNERS ET AL. V. CASTLE & COOKE, INC. ET AL., Case No. BC 227403; JOSHUA KAPLAN ET AL.
V. CASTLE & COOKE, INC. ET AL., Case No. BC227470 and JERRY KRIM ET AL. V. CASTLE & COOKE, Case No. BC227484. The three purported class actions pending in Hawaii Circuit Court are entitled ARCHIE D. SODEN ET AL. V. CASTLE &
COOKE, INC., ET AL., Civil No. 00-1-0145(1); CRANDON CAPITAL

PARTNERS ET AL. V. CASTLE & COOKE, INC., ET AL., Civil No. 00-1-0146(2); and RUTH WHITE ET AL. V. CASTLE & COOKE, INC., ET AL., Civil No. 00-1-0208(3).

    In the Hawaii litigation, plaintiffs have filed a declaration of Ms. Karen Char, President and Chief Executive Officer of John Child & Company, Inc. ("Child"), a professional corporation that specializes in real estate appraisal and consulting. Ms. Char's declaration described the analysis her firm performed to determine the reasonableness of the reported book value of the Company's real estate assets, $1.027 billion as of December 31, 1999. Based on the information available to Child, including appraisal reports, real property tax assessments and reports of market analysts, Ms. Char stated that in her opinion a conservative market value for the Company's real estate was in the range of $1.18 billion to $1.34 billion, or a value of 15% to 31% greater than book value. Ms. Char's declaration provides the following preliminary minimum market value estimates for the Company's real estate:

                                                      ESTIMATED MINIMUM
PROPERTY                                                 MARKET VALUE              % OF TOTAL
--------                                              -----------------        -------------------
                                                       ($ IN MILLIONS)
Hawaii (all properties).........................      $  730         $  890       62         66
Residential development
  California....................................         153            153       13         11
  Florida.......................................          20             20        2          2
  Arizona.......................................          56             56        5          4
Operating property..............................         208            208       18         16
Undeveloped land holdings.......................          16             16        1          1
  Total mainland................................         453            453       39         34
  Total Hawaii and mainland, rounded............      $1,180         $1,340      100        100

    In addition, some of the plaintiffs have cited in their complaints to a Sutro & Co. report dated March 30, 2000 written by Craig Silvers, which stated, in part, that Sutro & Co. valued the Company at approximately $29 per Share and calculated the book value of the assets of the Company at just over $32 per Share.

    Plaintiffs also filed a declaration of Dr. Scott Hakala, a principal of Business Valuation Services, Inc., a national business valuation and financial advisory firm. Dr. Hakala stated that in his view the proper way to value the Shares of the Company was to determine the net asset value of the Company. He said the net asset value is calculated by determining the fair market value of each of the Company's assets, comparing the amount of the Company's liabilities, and dividing the result by the number of shares outstanding. Based on his review of records of the Company, Ms. Char's analysis, reports by market analysts (including Craig Silvers of Sutro & Co.) and other factors, Dr. Hakala stated that the fair value of the Company's principal assets was in excess of book value and that the fair value in a sale of the Company would be in the range of approximately $34 to $40 per share. He further stated that the current market price of the Shares did not properly reflect the true value of the Company because, among other reasons, the public had inadequate information about the value of the underlying assets.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NO.             DESCRIPTION
---------------------   ------------------------------------------------------------
       (a)(1)           The Offer to Purchase dated May 31, 2000 (incorporated
                        herein by reference to Exhibit 99(a)(1) to the Schedule TO of FLX, Parent and the Purchaser filed on May 31, 2000).

       (a)(2) Form of Letter of Transmittal (incorporated herein by reference to Exhibit 99(a)(2) to the Schedule TO of FLX, Parent and the Purchaser filed on May 31, 2000).

       (a)(3)           Opinion of Bear, Stearns & Co. Inc., dated May 19, 2000
                        (included as Annex A to this Statement).*

       (a)(4) Selected pages from the Company's 2000 Proxy Statement for the 2000 Annual Meeting of Stockholders, filed on Schedule
                        14A (incorporated herein by reference).

       (a)(5)           Text of Press Release issued by the Company on March 29,
                        2000 (incorporated herein by reference to Exhibit 99(a)(8) to the Schedule TO of FLX, Parent and Purchaser filed on May 31, 2000).

       (a)(6)           Text of Press Release issued by the Company on April 12,
                        2000 (incorporated herein by reference to Exhibit 99(a)(10)
                        to the Schedule TO of FLX, Parent and Purchaser filed on
                        May 31, 2000).

       (a)(7)           Text of Press Release issued by the Company on May 16, 2000
                        (incorporated herein by reference to Exhibit 99(a)(11) to
                        the Schedule TO of FLX, Parent and Purchaser filed on
                        May 31, 2000).

       (a)(8)           Text of Press Release issued by the Company on May 22, 2000
                        (incorporated herein by reference to Exhibit 99(a)(13) to
                        the Schedule TO of FLX, Parent and Purchaser filed on
                        May 31, 2000).

       (e)(1) Agreement and Plan of Merger, dated as of May 19, 2000, among FLX, Parent, Purchaser and the Company (incorporated herein by reference to Exhibit 99(d)(1) to the Schedule TO of FLX, Parent and the Purchaser filed on May 31, 2000).

       (e)(2)           Confidentiality Agreement between the Company and FLX dated
                        March 29, 2000 (incorporated herein by reference to Exhibit
                        99(d)(2) to the Schedule TO of FLX, Parent and Purchaser
                        filed on May 31, 2000).

       (e)(3)           Indemnification Agreement entered into by the Company and
                        the Special Committee members dated April 11, 2000
                        (incorporated herein by reference to Exhibit 99(d)(3) to the
                        Schedule TO of FLX, Parent and Purchaser filed on May 31,
                        2000).

       (e)(4)           Bear Stearns, Presentation to the Special Committee of the
                        Board of Directors dated May 19, 2000 (incorporated herein by reference to Exhibit 99(c)(2) to the Schedule TO of FLX,
                        Parent and Purchaser filed on May 31, 2000). The Company has submitted a Confidential Treatment Request to the SEC with respect to Appendix C of this Exhibit.

       (e)(5)           Limited Appraisal Report from the Hallstrom Group regarding
                        Company property on Lana'i and certain property on Oahu
                        (incorporated herein by reference to Exhibit 99(c)(3) to the
                        Schedule TO of FLX, Parent and Purchaser filed on May 31,
                        2000).

*   Included with the Statement mailed to shareholders.

                                   SIGNATURE

    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                                       CASTLE & COOKE, INC.

                                                       By:             /s/ EDWARD C. ROOHAN
                                                            -----------------------------------------
                                                                         Edward C. Roohan
                                                             VICE PRESIDENT, CHIEF FINANCIAL OFFICER

Dated: May 31, 2000

                                                                         ANNEX A

May 19, 2000

Special Committee of the Board of Directors
Castle & Cooke, Inc.
10900 Wilshire Boulevard
Los Angeles, CA 90024

Ladies and Gentlemen:

    We understand that Flexi-Van Leasing, Inc., a Delaware corporation and a wholly-owned subsidiary of Flexi-Van, Castle & Cooke Holdings, Inc., a Delaware corporation and a wholly-owned subsidiary of Flexi-Van ("Buyer"), and Castle Acquisition Company, Inc., a Hawaii corporation and a wholly-owned subsidiary of Buyer ("MergerCo."), on the one hand, and Castle & Cooke, Inc., a Hawaii corporation ("C&C") on the other hand, intend to enter into an Agreement and Plan of Merger (the "Agreement") pursuant to which MergerCo. has agreed to make a tender offer to purchase (the "Offer") all of the outstanding shares (the "Shares") of Common Stock, no par value, of C&C, other than any such Shares owned beneficially by Flexi-Van or its affiliates, at a purchase price per share of $18.50 payable in cash (the "Purchase Price") and, subject to the conditions specified in the Agreement, to cause MergerCo. to enter into a merger (the "Merger") with C&C in which MergerCo. shall continue as the surviving corporation and in which each of the Shares (other than Shares then owned by Flexi-Van or its affiliates) would be converted into the right to receive $18.50 in cash (the "Merger Consideration"). The Purchase Price in the Offer and the Merger Consideration are hereinafter collectively referred to as the "Consideration" and the Offer and the Merger are hereinafter collectively referred to as the "Transaction."

    You have asked us to render our opinion as to whether the Consideration is fair, from a financial point of view, to shareholders of C&C, other than Flexi-Van and its affiliates.

    In the course of performing our review and analyses for rendering this opinion, we have:

    - reviewed a draft form of the Agreement dated as of May 18, 2000;

    - reviewed C&C's Annual Reports to Shareholders and Annual Reports on
      Form 10-K for the years ended December 31, 1997-1999, its Quarterly Reports on Form 10-Q for the period ended March 31, 2000 and its Reports on Form 8-K for the three years ended December 31, 1999 and from December 31, 1999 to the date hereof;

    - reviewed certain operating and financial information, including projections for the five years ended December 31, 2004, provided to us by management of C&C relating to C&C's business and prospects;

    - met with certain members of C&C's senior management to discuss C&C's business, operations, historical and projected financial results and future prospects;

    - met with Mr. David H. Murdock and representatives of the financial advisor to Flexi-Van, Deutsche Bank Securities Inc., to discuss the Transaction and their views as to C&C's business;

    - reviewed a letter dated March 29, 2000 and a draft letter dated May 19, 2000, of Deutsche Bank Securities Inc. regarding the financing of the Transaction by Flexi-Van;

    - met with attorneys for the plaintiffs in certain lawsuits which have been filed with respect to the Transaction, together with certain consultants and advisors to such counsel;

    - met with the Special Committee and discussed, among other things, the Special Committee's view of the financial projections of C&C furnished to us by C&C's management;

    - reviewed the historical prices, trading multiples and trading volumes of the Shares;

    - reviewed publicly available financial data, stock market performance data and trading multiples of companies which we deemed generally comparable to C&C;

    - reviewed the terms of recent merger and acquisition transactions which we deemed generally comparable to C&C and the Transaction;

    - performed discounted cash flow analyses on the various segments of the business of C&C based on the projections for such segments of C&C furnished to us by C&C;

    - reviewed certain Schedule 13D's and amendments thereto filed with the Securities and Exchange Commission with respect to C&C, including such schedules filed by Mr. David H. Murdock, Tweedy, Browne Company LLC and Messrs. Daniel R. and Thomas J. Tisch (the "Tisch Group");

    - reviewed certain appraisals of real properties owned by C&C or its subsidiaries furnished to us by C&C;

    - reviewed limited appraisals dated May 18, 2000, with respect to the real property owned by C&C and located on the Island of Lana'i in the State of Hawaii, and certain real property owned by C&C and located on the Island of Oahu in the State of Hawaii, which appraisals were prepared at our request by the Hallstrom Group Inc., Honolulu, Hawaii;

    - conducted such other studies, inquiries and investigations as we deemed appropriate.

    We have relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information, including without limitation the projections, provided to us by C&C. With respect to C&C's projected financial results, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of C&C as to the expected future performance of C&C. We have not assumed any responsibility for the independent verification of any such information or of the projections provided to us, and we have further relied upon the assurances of the senior management of C&C that they are unaware of any facts that would make the information and projections provided to us incomplete or misleading.

    In arriving at our opinion, except for those appraisals referred to hereinabove in this letter, we have not performed or obtained any independent appraisal of the assets or liabilities of C&C, nor have we been furnished with any such appraisals other than those previously referred to in this letter. We note for the Special Committee of the Board of Directors of C&C the inherent difficulty in valuing C&C's assets and operations on the island of Lana'i given the historical lack of profitability and uncertainty regarding C&C's business plan with respect to such assets. During the course of our engagement, we were asked by the Special Committee of the Board of Directors of C&C to contact various third parties, including the Tisch Group, regarding a potential transaction with C&C, and we have considered the results of such discussions in rendering our opinion. We have assumed that the Transaction will be consummated in a timely manner and in accordance with the terms of the Offer and the Agreement without any regulatory limitations, restrictions, conditions, amendments or modifications. Pursuant to the instructions of the Special Committee, we have not performed any analysis with respect to, nor do we express any opinion on, the ability of Flexi-Van and its affiliates to finance the Transaction.

    We have acted as financial advisor to the Special Committee of the Board of Directors of C&C in connection with the Transaction and will receive a customary fee for such services, a substantial portion of which is contingent on successful consummation of the Transaction. In the ordinary course of business, we may actively trade the equity and debt securities of C&C for our own account and for the account of our customers and, accordingly, may at any time hold a long or short position in such securities.

    It is understood that this letter is intended solely for the benefit and use of the Special Committee of the Board of Directors of C&C and does not constitute a recommendation to the Special Committee of the Board of Directors of C&C. This opinion does not address the underlying business decision of the Special Committee of the Board of Directors of C&C to recommend the Transaction to the shareholders of C&C or the underlying business decision of C&C to enter into the Merger, the relative merits of the Transaction as compared to any alternative business strategies that might exist for C&C or the effects of any other transaction in which C&C might engage. This letter is not to be used for any other purpose, or be reproduced, disseminated, quoted from or referred to at any time, in whole or in part, without our prior written consent. Our opinion is subject to the assumptions and conditions contained herein and is necessarily based on economic, market and other conditions, and the information made available to us, as of the date hereof. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof.

    Based on and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration is fair, from a financial point of view, to shareholders of C&C, other than Flexi-Van and its affiliates.

                                          Very truly yours,

                                          BEAR, STEARNS & CO. INC.

                                          By: _________/s/ Cary Thompson________
                                                  Senior Managing Director